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Exhibit (a)(5)(xii)

News Release	For immediate release

MICROCELL PROVIDES UPDATE ON STRATEGIC
AND FINANCIAL ALTERNATIVES

Montréal, August 19, 2004 — Microcell Telecommunications Inc. ("Microcell" or the "Company") (TSX: MT.A; MT.B) today reported on the progress of the strategic review process initiated following TELUS Corporation's ("TELUS") unsolicited offers (the "TELUS Offers") to purchase Microcell's publicly traded shares and warrants.

The TELUS Offers remain subject to several significant conditions, including the issuance of a "No Action" letter by the Commissioner of Competition. The Competition Bureau has designated the transactions contemplated by the TELUS Offers as "very complex" and, pursuant to the Bureau's internal guidelines for reviewing transactions, the review of a "very complex" transaction should be completed within five months. Although the timing and outcome of the Competition Bureau's review is unknown at this time, the review of the TELUS Offers by the Competition Bureau may well last into October 2004.

Microcell continues to seek maximization of value to securityholders and is in active discussions concerning strategic and financial alternatives to the TELUS Offers. In order to facilitate alternatives to the TELUS Offers, the Company has, over the past three months, signed confidentiality agreements, made management presentations, received inquiries and answered these inquiries. The Company also submitted bid documentation to a number of potential Canadian and foreign bidders, including TELUS. These discussions are ongoing and may result in negotiations regarding a sale of the Company to TELUS or another party, an equity investment in the Company by a strategic and/or financial investor, the separation of certain assets of the Company, or some combination of these alternatives. There can be no assurance that the process initiated by the Company, or the TELUS Offers themselves, will lead to any transaction.

About the TELUS Offers

The TELUS Offers, which were commenced on May 17, 2004 and subsequently extended and varied on June 22 and July 22, offer to purchase Microcell's Class A Restricted Voting Shares and Class B Non-Voting Shares for C$29.00 per share, Warrants 2005 for C$9.67 per warrant, and Warrants 2008 for C$8.89 per warrant, subject to the terms and conditions set out therein. On May 20, 2004, the Company announced that, after careful review and analysis of the TELUS Offers performed with the assistance of its legal and financial advisors, the Board recommended that its securityholders not tender into the TELUS Offers. Microcell has furnished a Directors'

Circular dated May 28, 2004 that provides important information regarding Microcell's response to the TELUS Offers. Securityholders should carefully review the Directors' Circular and other relevant materials, as from time to time amended or supplemented. Investors can obtain a free copy of materials filed by Microcell with the Canadian Securities Administrators on the site maintained on their behalf for that purpose at www.sedar.com.

Microcell has also filed certain materials with the Securities and Exchange Commission ("SEC"), including a solicitation/recommendation statement on Schedule 14D-9. SECURITYHOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors can obtain a free copy of materials filed by Microcell with the SEC on the SEC's Web site at www.sec.gov.

About the Company

Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to approximately 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares. The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Shares may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca

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MICROCELL PROVIDES UPDATE ON STRATEGIC AND FINANCIAL ALTERNATIVES